Exhibit 99.1

Allot Announces $40 Million Share Repurchase Program

Hod Hasharon, Israel – June 23, 2026 – Allot Ltd. (NASDAQ: ALLT; TASE: ALLT), a leading global provider of innovative security-as-a-service (SECaaS) and network intelligence solutions for communication service providers and enterprises, today announced that its Board of Directors has authorized a share repurchase program of up to $40 million of the Company’s ordinary shares.

The program reflects the Board’s confidence in Allot’s long-term growth strategy, strong financial position, and the belief in the intrinsic value of Allot, enabling the Company to opportunistically repurchase shares while continuing to invest in its growth initiatives.

Eyal Harari, CEO of Allot, said: “Our share repurchase program reflects our confidence in Allot’s strategy and financial strength. Over the past year, we have delivered consecutive quarters of profitable growth, with double-digit revenue growth, improving profitability and cash generation. We are confident in the momentum we are continuing to build. We believe repurchasing our shares is an attractive use of our excess capital, that allows us to create increased value for our shareholders, while we continue to invest in internal initiatives that will continue to drive Allot’s long-term growth.”

Repurchases may be made from time to time at management’s discretion in the open market, privately negotiated transactions, or other permitted means, on the Tel Aviv Stock Exchange and Nasdaq, in compliance with applicable laws and regulations. The Company may also, from time to time, enter into Rule 10b5-1 plans to facilitate repurchases of its shares under this authorization.

The timing and amount of repurchases will depend on market conditions, share price, liquidity, and other factors. The program does not obligate the Company to repurchase any specific amount of shares and may be modified, suspended or discontinued at any time. The Company intends to fund the program from existing cash resources.

Pursuant to Regulation 7C of the Companies Regulations (Relief to Companies whose Securities are Listed for Trade in a Stock Exchange Outside Israel), 5760-2000, the creditors of the Company may contact the Company and object to the share repurchase program within 30 days following the date of publication of this notice.

For further information regarding the share repurchase program, including information regarding the last date for filing an objection to the share repurchase program, you may contact the legal counsel of the Company.

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Additional Resources:

Allot Blog: https://www.allot.com/blog

Follow us on X: @allot_ltd

Follow us on LinkedIn: https://www.linkedin.com/company/allot-communications

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a provider of leading innovative converged cybersecurity solutions and network intelligence for service providers and enterprises worldwide, enhancing value to their customers. Our solutions are deployed globally for network-native cybersecurity services, network and application analytics, traffic control and shaping, and more. Allot’s multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1000 enterprises. Our industry-leading network-native security-as-a-service solution is already used by many millions of subscribers globally.

Forward-Looking Statement

This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would,” or other similar words or expressions that convey the uncertainty of future events or outcomes. Forward-looking statements include, but are not limited to, statements regarding the Company’s future performance and opportunities. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our accounts receivables, including our ability to collect outstanding accounts and assess their collectability on a quarterly basis; our ability to meet expectations with respect to our financial guidance and outlook; our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors; government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Allot Seth Greenberg sgreenberg@allot.com +972 54 9222294	Allot Investor Relations Ehud Helft / Kenny Green Allot@ekgir.com +1-212-378-8040